

Mail Stop 3561

September 29, 2008

<u>Via U.S. Mail and Facsimile (760) 400-3026</u>

Dempsey K. Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

Re: China Holdings, Inc.
Item 4.01 Form 8-K
Filed September 24, 2008
File No. 0-25997

Dear Mr. Mork:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please revise your disclosure in paragraph two to state whether during the registrant's two most recent fiscal years and the subsequent interim period thought the date of dismissal (i.e., May 9, 2008) there were any disagreements with Child, Van Wagoner & Bradshaw, PLLC and provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K as appropriate.

2. Please revise your Form 8-K to state whether Child, Van Wagoner & Bradshaw, PLLC's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified a to uncertainty, audit scope, or accounting principles. This would include disclosure as to uncertainty regarding the ability to continue as a going concern in the accountant's reports. If Child, Van Wagoner & Bradshaw, PLLC did not report on your financial statements, please disclose that fact and include the specific disclosures required by Item 304(a)(1)(ii) of Regulation S-K as appropriate.

3. We note that the required letter from the former accountant was not included as an exhibit to the filing as required by Item 304(a)(3) of Regulation S-K. Please obtain and file an updated letter from your former accountant, addressing your revised disclosure as an Exhibit 16 to the amended Form 8-K.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dempsey K. Mork
China Holdings, Inc.
September 29, 2008
Page 3

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688, if you have any questions.

      Sincerely,

      Ryan C. Milne
      Accounting Branch Chief